Filed Pursuant to Rule 424(b)(5)

Registration No. 333-271386

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 9, 2023)

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Genprex, Inc.

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Up to $11,495,368

Common Stock

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This prospectus supplement amends and supplements the information in the prospectus, dated June 9, 2023 (the “Base Prospectus”), filed as part of our registration statement on Form S-3 (File No. 333-271386), as supplemented by our prospectus supplements dated December 20, 2024, November 8, 2024, August 16, 2024, May 20, 2024 and December 13, 2023 (the “Prior Prospectuses”). This prospectus supplement should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto. The information in this prospectus supplement gives effect to the one-for-fifty (1-for-50) reverse stock split of our common stock, par value $0.001 per share, effected at 12:01 am Eastern Time on October 21, 2025.

We filed the Prior Prospectuses to register the offer and sale of our common stock, par value $0.001 per share (the “common stock”), from time to time pursuant to the terms of that certain At the Market Offering Agreement, dated December 13, 2023 (the “Sales Agreement”), by and between H.C. Wainwright & Co., LLC, acting as the agent, and us. Through the date hereof, we have sold 492,508 shares of common stock under the Sales Agreement pursuant to the Prior Prospectuses.

We are filing this prospectus supplement to amend the Prior Prospectuses to update the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, and indicate that, since our public float is above $75.0 million, we are no longer subject to the sales limitations of General Instruction I.B.6 of Form S-3 with respect to the registration statement of which the Prior Prospectuses, as amended by this prospectus supplement, form a part. As of November 7, 2025, our public float was $81.7 million, which was calculated based on 1,944,732 shares of our outstanding common stock held by non-affiliates at a price of $42.00 per share, the closing price of our common stock on October 15, 2025. If we become subject to the limitations of General Instruction I.B.6 in the future, we will file another supplement to the Prior Prospectuses, as amended by this prospectus supplement.

Our common stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GNPX”. On November 10, 2025, the last reported sale price of our common stock on Nasdaq was $4.00 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the December 13, 2023 Prospectus Supplement, Page 5 of the Base Prospectus, and the risks discussed under similar headings in documents incorporated by reference into this prospectus supplement and the Prior Prospectuses, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is November 10, 2025.